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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No._____)*


                        Ultradata Systems, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock ($0.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    903891
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [_] Rule 13d-1(b)

                               [_] Rule 13d-1(c)

                               [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP Number  278858105
  Page 2 of 14


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

                         BH Capital Investments, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

                                Ontario, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            159,511

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             159,511

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
              159,511
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

              Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
              4.995%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
              PN
------------------------------------------------------------------------------

  CUSIP Number  278858105
  Page 3 of 14


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

                         Excalibur Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

                                Ontario, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            159,511

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             159,511

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
              159,511
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

              Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
              4.995%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
              PN
------------------------------------------------------------------------------

  CUSIP Number  278858105
  Page 4 of 14


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

                               HB and Co., Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

                                Ontario, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            159,511

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             159,511

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
              159,511
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

              Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
              4.995%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
              CO
------------------------------------------------------------------------------

  CUSIP Number  278858105
  Page 5 of 14


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

                                Henry Brachfeld

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

                                 United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            159,511

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             159,511

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
              159,511
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

              Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
              4.995%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
              IN
------------------------------------------------------------------------------

  CUSIP Number  278858105
  Page 6 of 14


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

                      Excalibur Capital Management, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

                                Ontario, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            159,511

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             159,511

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
              159,511
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

              Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
              4.995%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
              CO
------------------------------------------------------------------------------

  CUSIP Number  278858105
  Page 7 of 14


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

                              William S. Hechter

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

                                Ontario, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            159,511

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             159,511

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
              159,511
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

              Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
              4.995%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
              IN
------------------------------------------------------------------------------

  CUSIP Number  278858105
  Page 8 of 14


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

        Lillian Brachfeld

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (See Instructions)                                        (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

                                Ontario, Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
              0
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (See Instructions)

              Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
              0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12.
              IN
------------------------------------------------------------------------------

CUSIP Number 278858105
Page 9 of 14

Item 1(a).     Name of Issuer

               Ultradata Systems, Incorporated (the "Issuer")

Item 1(b).     Address of the Issuer's Principal Executive Office

               9375 Dielman Industrial Drive, St. Louis, Missouri 63132

Item 2(a).     Names of Persons Filing

                    1.  BH Capital Investments, L. P. ("BHCI")
                    2.  Excalibur Limited Partnership ("ELP")
                    3.  HB and Co., Inc. ("HBCI")
                    4.  Henry Brachfeld ("Mr. Brachfeld")
                    5.  Excalibur Capital Management, Inc. ("ECMI")
                    6.  William S. Hechter ("Mr. Hechter")
                    7.  Lilian Brachfeld ("Mrs. Brachfeld")

      Attached as Exhibit 1 is a copy of an agreement by and among the Reporting
                  ---------
      Persons to the effect that this Schedule 13G is being filed on behalf of each of them.

Item 2(b).     Address of the Principal Business Office:

      The address of the principal business office of BHCI, HBCI, Mr. Brachfeld and Mrs. Brachfeld is:

      175 Bloor Street East, South Tower
      Suite 705
      Toronto, Ontario, Canada M4W 3R8

      The address of the principal business office of ELP, ECMI and Mr. Hechter is:

      33 Prince Arthur Avenue
      Toronto, Ontario, Canada M5R 1B2

Item 2(c).     Citizenship

               See Row (4) on Pages 2-8

Item 2(d).     Title of Class of Securities

               Common Stock

CUSIP Number 278858105
Page 10 of 14

Item 2(e).     Cusip Number

               903891

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

               Not Applicable

Item 4.  Ownership

         (a)   See Row (9) on Pages 2-8. Reported share ownership on this
               Schedule 13G represents amounts beneficially owned by the Reporting Persons as of December 31, 2000. Each Reporting Person is deemed to beneficially own a pro rata portion of the maximum 9.99% of the Issuer's common stock beneficially owned by the group based on such person's pro rata ownership of the Issuer's Series A Convertible Preferred Stock with an original stated value of $1.6 million issued on May 16, 2000 and warrants to purchase the Issuer's common stock issued in connection therewith.
         (b) See Row (11) on Pages 2-8. As of December 31, 2000, the Reporting Persons beneficially owned in the aggregate 9.99% of the Issuer's Common Stock based on 3,193,415 shares outstanding on November 7, 2000 as reported on the Issuer's Form 10-QSB for the quarter ended September 30, 2000.
         (c)   See Rows (5)-(8) on Pages 2-8.
         (d) Mrs. Brachfeld is the sole stockholder of HBCI and the wife of Mr. Brachfeld. By reason of such status, Mrs. Brachfeld may be deemed to beneficially own the shares of common stock of the Issuer beneficially owned by HBCI and Mr. Brachfeld. Mrs. Brachfeld disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended.

         Note: The number of shares of the Issuer's common stock issuable upon conversion of the Issuer's Series A Convertible Preferred Stock as of December 31, 2000 is based upon a conversion price of $2.50 per share. Pursuant to the terms of the Series A Preferred Stock, the holders of the Series A Preferred Stock may convert such shares at the lower of
         (i) $3.50 per share, or (ii) 75% of the average of the closing bid prices of the Issuer's common stock for the five trading days preceding the conversion date, subject to a conversion floor of $2.50 per share. As of December 31, 2000, the applicable conversion price was $2.50 per share. The terms of the Series A Preferred Stock prohibit a holder of such shares from converting such portion thereof to the extent that after giving effect to such conversion, such owner (together with other affiliated holders of Series A Preferred Stock) would be deemed to beneficially own more than 9.99% of the Issuer's outstanding common stock.

CUSIP Number 278858105
Page 11 of 14

Item 5.  Ownership of Five Percent or Less of a Class

               Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

Item 8.  Identification and Classification of Members of the Group

               Not Applicable

Item 9.  Notice of Dissolution of Group

               Not Applicable

Item 10. Certification

         By signing below, the undersigned hereby certify that, to the best of their knowledge and belief, the securities reported herein were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Dated: August 8, 2001


                                   BH Capital Investments, L.P.
                                   By: HB and Co., Inc.

                                   By: /s/ Henry Brachfeld          (SEAL)
                                      ------------------------------
                                       Henry Brachfeld
                                       President


                                   Excalibur Limited Partnership
                                   By: Excalibur Capital Management, Inc.,
                                       General Partner

                                   By: /s/ William S. Hechter       (SEAL)
                                      ------------------------------
                                       William S. Hechter
                                       President

                                   HB and Co., Inc.

                                   By:    /s/ Henry Brachfeld       (SEAL)
                                       -----------------------------------
                                       Henry Brachfeld
                                       President

                                          /s/ Henry Brachfeld       (SEAL)
                                   ---------------------------------------
                                       Henry Brachfeld


                                   Excalibur Capital Management, Inc.

                                   By:    /s/ William S. Hechter    (SEAL)
                                      -------------------------------
                                        William S. Hechter, President


                                          /s/ William S. Hechter    (SEAL)
                                   ---------------------------------
                                    William S. Hechter


                                          /s/ Lilian Brachfeld      (SEAL)
                                   ---------------------------------
                                   Lilian Brachfeld

                                   EXHIBIT 1
                                   ---------


                 JOINT FILING AGREEMENT AND POWER OF ATTORNEY
                 --------------------------------------------


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below (the "Filing Persons") agree to the joint filing on behalf of each of them of this Statement on Schedule 13G and any amendment thereto and any Schedule 13D and any amendment thereto to be filed with the Securities and Exchange Commission with respect to the Common Stock, par value $.01 per share, of Ultradata Systems, Incorporated, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

     Each of the Filing Persons agree that the information set forth in such
Schedule 13G and any amendments thereto or Schedule 13D and any amendment thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13G or Schedule 13D or such amendments, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13G or Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G or Schedule 13D.

     In addition, each Filing Person hereby constitutes and appoints Henry Brachfeld and William S. Hechter, and each of them acting singly, his, her, or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her, or its and in his, her, or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of him, her, or it as an individual or entity pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary fully for all intents and purposes as he, she, or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement on this 8/th/ day of August 2001.

                              BH  Capital Investments, L.P.
                              By: HB and Co., Inc.


                              By:    /s/ Henry Brachfeld      (SEAL)
                                  ----------------------------
                                   Henry Brachfeld
                                   President


                              Excalibur Limited Partnership
                              By: Excalibur Capital Management, Inc., General Partner


                              By:  /s/ William S. Hechter     (SEAL)
                                 -----------------------------
                                   William S. Hechter
                                   President


                              HB and Co., Inc.

                              By:  /s/ Henry Brachfeld        (SEAL)
                                  ----------------------------
                                  Henry Brachfeld
                                  President

                                   /s/ Henry Brachfeld        (SEAL)
                              --------------------------------
                                   Henry Brachfeld


                              Excalibur Capital Management, Inc.


                              By:   /s/ William S. Hechter    (SEAL)
                                  ----------------------------
                                  William S. Hechter, President


                                    /s/ William S. Hechter    (SEAL)
                              --------------------------------
                                  William S. Hechter


                                    /s/ Lilian Brachfeld      (SEAL)
                              --------------------------------
                              Lilian Brachfeld